Filed Pursuant to Rule 433

Registration No. 333-281614

Dated March 5, 2026

Pricing Term Sheet

Evergy, Inc.

$350,000,000 4.250% Notes due 2029 (the “Notes”)

This pricing term sheet relates to an offering of the Notes by Evergy, Inc. (the “Issuer”) and should be read together with the preliminary prospectus supplement, dated March 5, 2026, relating to such offering (the “Preliminary Prospectus Supplement”), including the accompanying base prospectus, dated August 16, 2024, and the documents incorporated by reference therein. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Evergy, Inc.

Trade Date:	March 5, 2026

Settlement Date*:	March 10, 2026 (T+3)

Expected Ratings**:	Moody’s Investors Service, Inc.: Baa2 (stable) S&P Global Ratings: BBB (stable)

Title of Securities:	4.250% Notes due 2029

Principal Amount:	$350,000,000

Maturity Date:	March 15, 2029

Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on September 15, 2026

Coupon (Interest Rate):	4.250%

Benchmark Treasury:	3.500% due February 15, 2029

Benchmark Treasury Price / Yield:	99-22 3/4 / 3.604%

Spread to Benchmark Treasury:	+65 basis points

Yield to Maturity:	4.254%

Price to Public:	99.988% of the principal amount, plus accrued interest from March 10, 2026, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	Prior to February 15, 2029 (the date that is one month prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the redemption date; and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date

Par Call:	On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Tax Credit Event Call:	Upon the occurrence of a Tax Credit Event, the Issuer may redeem the Notes, in whole but not in part, at 101% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date (provided that the notice of such redemption may be issued no later than December 31, 2026)

CUSIP / ISIN:	30034W AF3 / US30034WAF32

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement (including such base prospectus) with the SEC for the offering of the Notes to which this communication relates (File No. 333-281614). Before you invest, you should read the Preliminary Prospectus Supplement (including such base prospectus) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from BofA Securities, Inc., Citigroup Global Markets Inc., MUFG Securities Americas Inc., TD Securities (USA) LLC, U.S. Bancorp Investments, Inc. or Wells Fargo Securities, LLC by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, MUFG Securities Americas Inc. toll-free at (877) 649-6848, TD Securities (USA) LLC toll-free at (855) 495-9846, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

*

It is expected that delivery of the Notes will be made against payment therefor on or about March 10, 2026, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.